Filed by Thermon Group Holdings, Inc. Pursuant to Rule 425 under the Securities Act of 1933, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Thermon Group Holdings, Inc.

Commission File No.: 001-35159

Thermon Business Update February 24, 2026

CECO Environmental (“CECO”) and Thermon to Combine, Creating a Global Leader in Mission - Critical Industrial, Environmental and Thermal Solutions • Cash and stock transaction valued at approximately $2.2 billion • Exciting step in Thermon’s journey, made possible by our employees hard work and dedication. We will continue to focus on our purpose, vision, and values • Will provide us resources & capital to accelerate GROWTH Allows both groups to be STRONGER TOGETHER, creating a world - class integrated industrial platform.

Who is CECO? 3 • Texas based company that esigns , engineers, and manufactures equipment and systems that protect people, equipment, and the environment in industrial settings • Solutions control emissions, treat water, manage thermal processes, and reduce noise across heavy industries worldwide • Helps companies grow while protecting their employees, the environment, and their industrial products • ~1,600 employees across 10 countries • Multinational presence of 25 operating facilities across 11 US states and 8 countries • Serves customers in >40 countries To protect people, the environment, and industrial equipment . Mission

Emissions & Combustions Solutions PLATFORMS/SOLUTIONS Emissions Management, Thermal Acoustics, Industrial Acoustics, Combustion and Burner Management BRANDS: Peerless, Aarding , Burgess - Manning, Wakefield, Profire KEY LOCATIONS: USA, Netherlands, UK, Canada, Singapore KEY THEMES: Power Generation, Natural Gas Infrastructure, Datacenters, Reshore Industrial Air Solutions PLATFORMS/SOLUTIONS Thermal Abatement, Wet Scrubbing, Dry Scrubbing, Odor/Smoke/Mist Removal, Industrial Ventilation BRANDS: Adwest , Busch, FlexKleen , HEE - Duall , Kirk & Blum, Verantis Environmental, WK KEY LOCATIONS: USA, UK, Germany, India, Singapore, China KEY THEMES: Industrial Production and Reshoring, Semiconductors, Electronics, Solar & Battery, Materials Processing . Advanced Separation & Water Solutions PLATFORMS/SOLUTIONS Cyclone Separation, Oil - Water Separation, Produced Water Treatment, Water Reuse, Liquid and Gas Filtration, Solids Separations, Moisture Removal and Condensing BRANDS: Peerless, Transcend, DS21, Compass Water, Kemco , Emtrol - Buell, Mefiag , Fisher - Klosterman, CECO Filters KEY LOCATIONS: USA, UK, Canada, UAE, S. Korea, Singapore, China KEY THEMES: Water Scarcity and Reuse, Natural Gas Infrastructure, LNG, Energy Production, Petrochemicals CECO Operating Units PLATFORMS/SOLUTIONS Heat Tracing, Engineered Heating Systems, Environmental Heaters, Liquid Load Banks, Fired & Electric Boilers, Removable Heating Blankets, Transport Heating BRANDS Thermon, Caloritech , Ruffneck , Catadyne , Powerblanket , Vapor Precision, FATI KEY LOCATIONS USA, Canada, Mexico, Netherlands, Italy, UAE, India, China, S. Korea, Australia KEY THEMES Electrification of Process Heating, Decarbonization, Industrial Production and Reshoring, LNG / O&G Infrastructure, Power Generation, Datacenters, Semiconductors, Petrochemicals The Thermon brand will live on supported by our strong team and our strategy that will continue to evolve as we build and grow the business together

STRONGER TOGETHER! 5 • Creating a world - class industrial platform delivering engineered solutions for mission critical applications across a broad range of Industries • Strategic Fit – Establishing global leader in shared markets: Power, Chemical, Oil & Gas, Semiconductor, Food & Beverage • Enhances our international presence , particularly in key growth markets such as Asia where CECO has a strong presence • Shared commitment : Safeguarding people, assets and the environment through innovative and responsible solutions • Aligned values and culture – PEOPLE MATTER and are the key to our success!

6 Next Steps…. • No changes associated with the combination will be made until after the transaction closes • Conduct business as usual – focus on customers and finishing FY26 strong • Transaction expected to close in mid - 2026, subject to satisfaction of customary closing conditions

Thermon.com | Copyright 2026. All Rights Reserved. Thank you

Legend No Offer or Solicitation This communication is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such ju ris diction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 193 3, as amended. Additional Information and Where to Find It This communication is being made in respect of the proposed merger transaction (the “Proposed Transaction”) involving Thermon Gr oup Holdings, Inc. (“Thermon”) and CECO Environmental Corp. (“CECO”), among other things. The issuance of shares of CECO common s toc k in connection with the Proposed Transaction will be submitted to the stockholders of CECO for their consideration, and the Propo sed Transaction will be submitted to the stockholders of Thermon for their consideration. In connection therewith, CECO intends to file with the SEC a registration statement on Form S - 4 (the “Registration Statement”) that will include a joint proxy statement/prospectus. Each of CECO and The rmon may also file other relevant documents with the SEC regarding the Proposed Transaction. This communication is not a substitute for th e j oint proxy statement/prospectus or registration statement or any other document that CECO or Thermon, as applicable, may file with the S EC in connection with the Proposed Transaction. After the Registration Statement has been declared effective by the SEC, a definitive joint p rox y statement/prospectus will be mailed to the stockholders of CECO and Thermon. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION , INVESTORS AND SECURITY HOLDERS OF CECO AND THERMON ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CECO, THERMON, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/pro spe ctus, as well as other filings containing important information about CECO, Thermon and the Proposed Transaction, once such documents are file d w ith the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by CECO will be av ailable free of charge on CECO’s website at https://investors.cecoenviro.com. Copies of the documents filed with the SEC by Thermon will be ava ilable free of charge on Thermon’s website at https://ir.thermon.com. The information included on, or accessible through, CECO’s or Thermon’ s w ebsite is not incorporated by reference into this communication.

Legend Participants in the Solicitation CECO, Thermon and certain of their respective directors and executive officers may be deemed to be participants in the solici tat ion of proxies in respect of the Proposed Transaction. Information about the directors and executive officers of CECO, including a description of their direct or indirect interests , b y security holdings or otherwise, is set forth in ( i ) CECO’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/3197/000155837025004649/ceco - 20250520xdef14a.htm), (ii) a Form 8 - K filed by CECO on July 24, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000003197/00009501702509 830 3/ceco - 20250718.htm), (iii) a Form 8 - K filed by CECO on September 16, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000003197/000119312525204657/ceco - 20250912.htm) and (iv) to the extent holdings of CECO’s securities by the directors or executive officers of CECO have changed since the amounts set forth in CECO’s proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securiti es on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 file d w ith the SEC, which are available at https://www.sec.gov/cgi - bin/own - disp?action=getissuer&CIK=0000003197. Information about the directors and executive officers of Thermon, including a description of their direct or indirect intere sts , by security holdings or otherwise, is set forth in ( i ) Thermon’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on June 18, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1489096/000148909625000097/thr - 20250618.htm), (ii) a For m 8 - K filed by Thermon on July 1, 2025 (as amended July 15, 2025) (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001489096/000148909625000115/thr - 20250701.htm) and (iii) to the extent holdings of Thermon’s securities by the directors or executive officers of Thermon’s have changed since the amounts set forth in Thermon’ s p roxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial O wne rship of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on For m 5 filed with the SEC, which are available at https://www.sec.gov/cgi - bin/own - disp?action=getissuer&CIK=0001489096. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect intere sts , by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC re garding the Proposed Transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefu lly when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from CECO and Thermon using the sources indicated above.

Legend

* * *

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, included in this Form 8-K that address events, or developments that CECO and Thermon expect, believe, or anticipate will or may occur in the future are forward-looking statements. The words “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements regarding the Proposed Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Proposed Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Proposed Transaction that could reduce anticipated benefits or cause the parties to abandon the Proposed Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of CECO or Thermon may not approve the Proposed Transaction, the risk that the parties may not be able to satisfy the conditions to the Proposed Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Proposed Transaction, the risk that any announcements relating to the Proposed Transaction could have adverse effects on the market price of CECO’s common stock or Thermon’s common stock, the risk that the Proposed Transaction and its announcement could have an adverse effect on the ability of CECO and Thermon to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Proposed Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond CECO’s or Thermon’s control, including those detailed in CECO’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://investors.cecoenviro.com and on the SEC’s website at https://www.sec.gov, and those detailed in Thermon’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Thermon’s website at https://ir.thermon.com and on the SEC’s website at https://www.sec.gov.

THERMON

Legend All forward - looking statements are based on assumptions that CECO or Thermon believe to be reasonable but that may not prove to be accurate. Such forward - looking statements are based on assumptions and analyses made by CECO and Thermon in light of their perceptions of current conditions, expected future developments, and other factors that CECO and Thermon believe are appropriate under the circumsta nce s. These statements are subject to a number of known and unknown risks and uncertainties. Forward - looking statements are not guarantees o f future performance and actual events may be materially different from those expressed or implied in the forward - looking statements. The forward - looking statements in this communication speak as of the date of this communication. Neither CECO nor Thermon undertakes, and each of them expressly disclaims, any duty to update any forward - looking statement whet her as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue re lia nce on these forward - looking statements, which speak only as the date hereof.

CEO Letter to Thermon Employees

Subject: Thermon to Combine with CECO Environmental

Thermon Team,

Today marks another important strategic milestone for our company. This morning, we announced an agreement to combine with CECO Environmental (“CECO”), in a cash and stock transaction valued at approximately $2.2 billion. The transaction, which has been approved by the board of directors of both companies, is anticipated to close mid-2026, subject to satisfaction of customary closing conditions. The full details of the transaction may be found in the press release and investor presentation that can be found at https://announce.cecoenviro.com/.

CECO and its set of leading, global brands, is recognized as a leader in the design, manufacture, and supply of engineered solutions for energy process equipment, industrial air and water remediation systems, and high-efficiency separation and filtration solutions. The entirety of CECO's sales serve industrial end-markets and range from stand-alone components to mega-project turn-key solutions.

We believe this combination is a strong business and strategic fit for our company that will create a global industrial leader in delivering environmental and thermal solutions. Both companies have a commitment to safeguarding people, assets, and the environment through innovative and responsible solutions.

This union also brings together two premier engineered solution providers, creating a single entity with expertise across a broad spectrum of critical global industries and geographies. Our combined strength will deliver comprehensive and innovative solutions to a diverse range of end markets including: Power, Chemical and Petrochemical, Oil & Gas, Semiconductors and Food and Beverage. This collaboration also significantly enhances Thermon international footprint, particularly in key growth markets, such as Asia, where CECO has a strong presence.

Joining these two businesses marks a pivotal moment, enabling Thermon to accelerate our growth trajectory and deliver enhanced value to our customers worldwide. Together, we are starting a new chapter of growth. This partnership will:

•	Expand our global footprint and provide a broader range of innovative solutions to a wider customer base, reinforcing our "stronger together" ethos.

•	Drives scale to unlock significant resources and financial capacity, empowering us to invest and resource key growth initiatives that will shape the future of our industry.

We remain committed to our key strategic pillars, including profitably growing our installed base, expanding our Decarbonization, Digitization, and Diversification growth strategy and expanding profitability through our Thermon Business System. We are confident that this is the right transaction, with a strong strategic and cultural fit that will benefit our customers, employees and all our business partners. Importantly, Thermon is a critical part of the CECO growth strategy, and we will become the largest operating unit within CECO; the brand will live on supported by our strong team and our strategy that will continue to evolve as we build and grow the business together.

This is a very exciting time for Thermon, and none of this would have been possible without the hard work and dedication of our team members around the globe. We have made tremendous progress against our strategic priorities over the last few years, which has positioned us to achieve this positive outcome for our company.

Invitations will be sent out for two virtual All Hands Meetings that I will be hosting today to explain more details on this exciting combination. Please attend one that best fits your availability.

What we announced today is just the first positive step toward becoming stronger together. However, our focus and commitment on our customers, our people and our strategy remain steadfast. In the coming weeks, you can also expect to hear from Todd Gleason, CEO of CECO, about the transaction. For additional questions, please reach out to an Executive Leadership Team member.

Regards,
Bruce

2

LEGEND

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction (the “Proposed Transaction”) involving Thermon Group Holdings, Inc. (“Thermon”) and CECO Environmental Corp. (“CECO”), among other things. The issuance of shares of CECO common stock in connection with the Proposed Transaction will be submitted to the stockholders of CECO for their consideration, and the Proposed Transaction will be submitted to the stockholders of Thermon for their consideration. In connection therewith, CECO intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement/prospectus. Each of CECO and Thermon may also file other relevant documents with the SEC regarding the Proposed Transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that CECO or Thermon, as applicable, may file with the SEC in connection with the Proposed Transaction. After the Registration Statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the stockholders of CECO and Thermon. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CECO AND THERMON ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CECO, THERMON, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus, as well as other filings containing important information about CECO, Thermon and the Proposed Transaction, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by CECO will be available free of charge on CECO’s website at https://investors.cecoenviro.com. Copies of the documents filed with the SEC by Thermon will be available free of charge on Thermon’s website at https://ir.thermon.com. The information included on, or accessible through, CECO’s or Thermon’s website is not incorporated by reference into this communication.

3

Participants in the Solicitation

CECO, Thermon and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction.

Information about the directors and executive officers of CECO, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) CECO’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/3197/000155837025004649/ceco-20250520xdef14a.htm), (ii) a Form 8-K filed by CECO on July 24, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000003197/000095017025098303/ceco-20250718.htm), (iii) a Form 8-K filed by CECO on September 16, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000003197/000119312525204657/ceco-20250912.htm) and (iv) to the extent holdings of CECO’s securities by the directors or executive officers of CECO have changed since the amounts set forth in CECO’s proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0000003197.

Information about the directors and executive officers of Thermon, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) Thermon’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on June 18, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1489096/000148909625000097/thr-20250618.htm), (ii) a Form 8-K filed by Thermon on July 1, 2025 (as amended July 15, 2025) (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001489096/000148909625000115/thr-20250701.htm) and (iii) to the extent holdings of Thermon’s securities by the directors or executive officers of Thermon’s have changed since the amounts set forth in Thermon’s proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001489096.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from CECO and Thermon using the sources indicated above.

* * *

4

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, included in this Form 8-K that address events, or developments that CECO and Thermon expect, believe, or anticipate will or may occur in the future are forward-looking statements. The words “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements regarding the Proposed Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Proposed Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Proposed Transaction that could reduce anticipated benefits or cause the parties to abandon the Proposed Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of CECO or Thermon may not approve the Proposed Transaction, the risk that the parties may not be able to satisfy the conditions to the Proposed Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Proposed Transaction, the risk that any announcements relating to the Proposed Transaction could have adverse effects on the market price of CECO’s common stock or Thermon’s common stock, the risk that the Proposed Transaction and its announcement could have an adverse effect on the ability of CECO and Thermon to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Proposed Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond CECO’s or Thermon’s control, including those detailed in CECO’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://investors.cecoenviro.com and on the SEC’s website at https://www.sec.gov, and those detailed in Thermon’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Thermon’s website at https://ir.thermon.com and on the SEC’s website at https://www.sec.gov.

5

All forward-looking statements are based on assumptions that CECO or Thermon believe to be reasonable but that may not prove to be accurate. Such forward-looking statements are based on assumptions and analyses made by CECO and Thermon in light of their perceptions of current conditions, expected future developments, and other factors that CECO and Thermon believe are appropriate under the circumstances. These statements are subject to a number of known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future performance and actual events may be materially different from those expressed or implied in the forward-looking statements. The forward-looking statements in this communication speak as of the date of this communication.

Neither CECO nor Thermon undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as the date hereof.

6

CECO Environmental and Thermon to Combine, Creating a Global Industrial Leader in Delivering Mission-Critical Environmental and Thermal Solutions

Employee Communications
Talking Points and Q&A

Quick Facts

•	On February 24, 2026 Thermon announced that it has entered into a definitive agreement to combine with CECO Environmental (“CECO”), a leading environmentally focused, diversified industrial company whose solutions protect people, the environment and industrial equipment, in a cash and stock transaction valued at approximately $2.2 billion.

•	This partnership allows both groups to be stronger together, creating a world-class integrated industrial platform.

•	CECO is a leading environmentally focused industrial company. This combination is a strong strategic fit, creating a global leader in our shared markets.

•	This partnership will provide us with the resources and capital to accelerate our current strategic priorities, not change them.

•	This is an exciting step in Thermon’s journey, made possible by Thermon employees’ hard work and dedication. We will continue to focus on our purpose, vision, and values.

•	The transaction, which has been approved by the board of directors of both companies, is anticipated to close mid-2026, subject to satisfaction of customary closing conditions.

Key Messages

•	There is a shared link with CECO and Thermon’s strategy. Both companies have a commitment to safeguarding people, assets, and the environment through innovative and responsible solutions.

•	There is a shared alignment with CECO and Thermon’s values and culture. People matter and they are the key to our business’ success and both companies operate with disciplined execution.

•	Joining these two businesses marks a pivotal moment, enabling Thermon to accelerate our growth trajectory and deliver enhanced value to our customers worldwide. Together, we are starting a new chapter of growth. This partnership will:

•	Expand our global footprint and provide a broader range of innovative solutions to a wider customer base, reinforcing our "stronger together" ethos.

•	Unlock incremental funding and resources, empowering us to invest in key growth initiatives that will shape the future of our industry.

•	This strategic union brings together two premier engineered solution providers, creating a single entity with unparalleled expertise across a broad spectrum of critical global industries. Our combined strength will deliver comprehensive and innovative solutions to a diverse range of end markets, including Power, Process Industrial (Chemical and Petrochemical), Oil & Gas, Semiconductors and Food & Beverage.

•	This collaboration also significantly enhances Thermon’s international presence, particularly in key growth markets such as Asia where CECO has a strong presence.

•	Following closing, Thermon is intended to become the largest operating unit within CECO. Moving forward, the brand will live on supported by our strong team and our strategy that will continue to evolve as we build and grow the business together.

•	CECO has tremendous respect for our team and expects to retain and leverage key talent as we integrate the businesses.

Employee Q&As

1.	What is the announcement? On February 24, 2026 CECO announced that it has entered into a definitive agreement to combine with Thermon a global leader in industrial process heating and thermal solutions, in a cash and stock transaction valued at approximately $2.2 billion.

2.	Why is Thermon combining with CECO? CECO’s industrial air quality, emissions control and water treatment solutions, as well as its aligned cultural values as an industry leader providing engineered solutions to solve complex customer challenges, make it the ideal partner for TEXANS and our outstanding employees as we continue to grow to meet the needs of our expanding customer base. The combination brings together two highly complementary businesses, demonstrating that we are stronger together and creating opportunities to accelerate growth through expanded customer relationships and critical customer applications where reliability, safety and efficiency are essential.

3.	What kind of company is CECO Environmental? CECO is a Texas based company with more than 100 years of industrial innovation that designs, engineers, and manufactures equipment and systems that protect people, equipment, and the environment in industrial settings. Their solutions control emissions, treat water, manage thermal processes, and reduce noise across heavy industries worldwide. CECO helps companies grow while protecting their employees, the environment, and their industrial products. They continue to invest in innovative solutions and services to expand their market and geographic reach. Their mission is to protect people, the environment, and industrial equipment.

4.	What experience does CECO have in the industry? CECO and its set of leading, global brands, is recognized as a leader in the design, manufacture, and supply of engineered solutions for energy process equipment, industrial air and water remediation systems, and high-efficiency separation and filtration solutions. The entirety of CECO's sales serve industrial end-markets and range from stand-alone components to mega-project turn-key solutions.

5.	How many people does CECO employ? CECO has approximately 1,600 employees across ten countries. They have a multinational presence of 25 principal operating facilities across 11 U.S. states and eight countries. They are a globally diverse, broad reaching organization serving customers in >40 countries.

6.	Will anything change before the transaction closes? We MUST conduct business as usual. It is very important to stay focused on your normal day-to-day job. We understand this news may cause concern, but no changes resulting from the proposed combination will be made to our company or business processes until the transaction is closed. We are committed to providing relevant updates about the combination and committed to treating all Thermon and CECO employees fairly and with respect as we move through this process.

7.	Will the Thermon name change to CECO? Following closing, Thermon is intended to become the largest operating unit within CECO. Moving forward, the brand will live on supported by our strong team and our strategy that will continue to evolve as we build and grow the business together.

8.	Will Thermon’s strategic pillars change as part of this combination? There are no plans to change the Thermon strategy.

9.	Why would Thermon sell now given our momentum and current share price? Both companies have tremendous momentum in the public markets. The combination of the two companies expands the portfolio of solutions we can now offer our customers while creating a business with greater scale to enable and accelerate profitable growth. As part of a larger, diversified platform, Thermon will be better positioned for long-term success.

10.	When will the transaction close? The transaction is anticipated to close mid-2026, subject to satisfaction of customary closing conditions.

11.	What should I say if friends/family ask about the transaction? This is a great opportunity for our businesses to grow. It’s an exciting time for our business AND our people.

Benefits & Employee Specific

1	What will happen to the leadership team? For now, it is business as usual. Following completion of the transaction, the combined company will be led by CEO Chief Executive Officer, Todd Gleason, and the company's Board of Directors, which will include two members of the current Thermon Board.

2	Who will be affected by the combination of our companies? In the coming months, we will be forming an integration team, with leaders from both companies and third-party advisors, to develop a seamless post-closing transition plan and plan to share more in the coming months. Decisions for the combined company will be made thoughtfully. CECO has tremendous respect for our organization and expects to retain and leverage key talent as we integrate the businesses. We are committed to treating all Thermon and CECO employees fairly and with respect as we move forward. One of our top priorities is to retain the top talent from both our companies to ensure we have the right people, processes and infrastructure in place for future growth. There are no changes anticipated to roles, responsibilities, compensation, or benefits as a result of the transaction at this time.

3	Will systems, policies and procedures change? No changes associated with the combination will be made until after the transaction closes. Our systems, policies and procedures that incorporate best practices from our two companies will be standardized across the combined company over time. We do not anticipate any changes in day-to-day operations at our manufacturing facilities.

4	What will happen to my Thermon stock? Your unvested Thermon Restricted Stock Unit Awards will automatically convert into CECO Restricted Stock Unit Awards at the time of closing.

5	What will happen to my Thermon benefits? Thermon benefits will continue through the 2026 benefit year. As we integrate our companies after closing, individual benefit plans will be evaluated, and management will select the most appropriate plans for the combined company.

6	What will happen to my paid time off (holiday, vacation, sick, etc.) time? Today is just day one and there are many decisions to be made. As we integrate our companies after closing, time off and benefit programs will be evaluated.

7	Will I stay on the Thermon annual bonus plan? Yes, for Fiscal Year 2026. As we integrate our companies after closing, group incentive plans will be evaluated, and management will select the most appropriate plans for the Company.

8	What about the IT systems, will that change for Thermon? As for now, it’s business as usual. Should any systems change after close, you will be informed by the Thermon IT department or CECO.

9	Will and when will CECO present themselves to the Thermon team? Until close, we will operate as two independent companies. You should not contact employees at CECO unless directed by your functional leader (Executive Leadership Team member).

10	How will this impact our customers? There will be no changes in the way our customers do business with us and no delays in supply or service. Today is day one and it remains business as usual.

11	If I’m contacted by the media for this, who should I forward them to? All media inquiries should be forwarded to Ivonne Salem, VP, FP&A & Investor Relations.

12	Who do I contact if I have more questions? Contact your Functional Leader (Executive Leadership Team member) for additional questions.

LEGEND

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction (the “Proposed Transaction”) involving Thermon Group Holdings, Inc. (“Thermon”) and CECO Environmental Corp. (“CECO”), among other things. The issuance of shares of CECO common stock in connection with the Proposed Transaction will be submitted to the stockholders of CECO for their consideration, and the Proposed Transaction will be submitted to the stockholders of Thermon for their consideration. In connection therewith, CECO intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement/prospectus. Each of CECO and Thermon may also file other relevant documents with the SEC regarding the Proposed Transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that CECO or Thermon, as applicable, may file with the SEC in connection with the Proposed Transaction. After the Registration Statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the stockholders of CECO and Thermon. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CECO AND THERMON ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CECO, THERMON, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus, as well as other filings containing important information about CECO, Thermon and the Proposed Transaction, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by CECO will be available free of charge on CECO’s website at https://investors.cecoenviro.com. Copies of the documents filed with the SEC by Thermon will be available free of charge on Thermon’s website at https://ir.thermon.com. The information included on, or accessible through, CECO’s or Thermon’s website is not incorporated by reference into this communication.

Participants in the Solicitation

CECO, Thermon and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction.

Information about the directors and executive officers of CECO, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) CECO’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/3197/000155837025004649/ceco-20250520xdef14a.htm), (ii) a Form 8-K filed by CECO on July 24, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000003197/000095017025098303/ceco-20250718.htm), (iii) a Form 8-K filed by CECO on September 16, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000003197/000119312525204657/ceco-20250912.htm) and (iv) to the extent holdings of CECO’s securities by the directors or executive officers of CECO have changed since the amounts set forth in CECO’s proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0000003197.

Information about the directors and executive officers of Thermon, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) Thermon’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on June 18, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1489096/000148909625000097/thr-20250618.htm), (ii) a Form 8-K filed by Thermon on July 1, 2025 (as amended July 15, 2025) (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001489096/000148909625000115/thr-20250701.htm) and (iii) to the extent holdings of Thermon’s securities by the directors or executive officers of Thermon’s have changed since the amounts set forth in Thermon’s proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001489096.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from CECO and Thermon using the sources indicated above.

* * *

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, included in this Form 8-K that address events, or developments that CECO and Thermon expect, believe, or anticipate will or may occur in the future are forward-looking statements. The words “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements regarding the Proposed Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Proposed Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Proposed Transaction that could reduce anticipated benefits or cause the parties to abandon the Proposed Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of CECO or Thermon may not approve the Proposed Transaction, the risk that the parties may not be able to satisfy the conditions to the Proposed Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Proposed Transaction, the risk that any announcements relating to the Proposed Transaction could have adverse effects on the market price of CECO’s common stock or Thermon’s common stock, the risk that the Proposed Transaction and its announcement could have an adverse effect on the ability of CECO and Thermon to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Proposed Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond CECO’s or Thermon’s control, including those detailed in CECO’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://investors.cecoenviro.com and on the SEC’s website at https://www.sec.gov, and those detailed in Thermon’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Thermon’s website at https://ir.thermon.com and on the SEC’s website at https://www.sec.gov.

All forward-looking statements are based on assumptions that CECO or Thermon believe to be reasonable but that may not prove to be accurate. Such forward-looking statements are based on assumptions and analyses made by CECO and Thermon in light of their perceptions of current conditions, expected future developments, and other factors that CECO and Thermon believe are appropriate under the circumstances. These statements are subject to a number of known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future performance and actual events may be materially different from those expressed or implied in the forward-looking statements. The forward-looking statements in this communication speak as of the date of this communication.

Neither CECO nor Thermon undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as the date hereof.

CECO Environmental and Thermon to Combine, Creating a Global Industrial Leader in Delivering Mission-Critical Environmental and Thermal Solutions

Thermon Social Media Post (LinkedIn)

We’re thrilled to share that Thermon has entered into a definitive agreement to combine with @CECO Environmental a leading environmentally focused, diversified industrial company whose solutions protect people, the environment and industrial equipment.

Together, we will unite two highly complementary portfolios in environmental and thermal solutions, creating a stronger, more integrated platform to better serve customers around the world. By combining Thermon’s highly complementary heating and thermal capabilities with CECO’s industrial air quality, emissions control and water treatment expertise, we will be even better positioned to support our customers’ evolving needs.

We’re excited about the opportunities ahead and look forward to joining the CECO team as we begin this next chapter.

Learn more here: https://announce.cecoenviro.com/

#MissionCritical #StrongerTogether #Growth

LEGEND

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction (the “Proposed Transaction”) involving Thermon Group Holdings, Inc. (“Thermon”) and CECO Environmental Corp. (“CECO”), among other things. The issuance of shares of CECO common stock in connection with the Proposed Transaction will be submitted to the stockholders of CECO for their consideration, and the Proposed Transaction will be submitted to the stockholders of Thermon for their consideration. In connection therewith, CECO intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement/prospectus. Each of CECO and Thermon may also file other relevant documents with the SEC regarding the Proposed Transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that CECO or Thermon, as applicable, may file with the SEC in connection with the Proposed Transaction. After the Registration Statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the stockholders of CECO and Thermon. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CECO AND THERMON ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CECO, THERMON, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus, as well as other filings containing important information about CECO, Thermon and the Proposed Transaction, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by CECO will be available free of charge on CECO’s website at https://investors.cecoenviro.com. Copies of the documents filed with the SEC by Thermon will be available free of charge on Thermon’s website at https://ir.thermon.com. The information included on, or accessible through, CECO’s or Thermon’s website is not incorporated by reference into this communication.

2

Participants in the Solicitation

CECO, Thermon and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction.

Information about the directors and executive officers of CECO, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) CECO’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/3197/000155837025004649/ceco-20250520xdef14a.htm), (ii) a Form 8-K filed by CECO on July 24, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000003197/000095017025098303/ceco-20250718.htm), (iii) a Form 8-K filed by CECO on September 16, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000003197/000119312525204657/ceco-20250912.htm) and (iv) to the extent holdings of CECO’s securities by the directors or executive officers of CECO have changed since the amounts set forth in CECO’s proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0000003197.

Information about the directors and executive officers of Thermon, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) Thermon’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on June 18, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1489096/000148909625000097/thr-20250618.htm), (ii) a Form 8-K filed by Thermon on July 1, 2025 (as amended July 15, 2025) (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001489096/000148909625000115/thr-20250701.htm) and (iii) to the extent holdings of Thermon’s securities by the directors or executive officers of Thermon’s have changed since the amounts set forth in Thermon’s proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001489096.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from CECO and Thermon using the sources indicated above.

* * *

3

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, included in this Form 8-K that address events, or developments that CECO and Thermon expect, believe, or anticipate will or may occur in the future are forward-looking statements. The words “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements regarding the Proposed Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Proposed Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Proposed Transaction that could reduce anticipated benefits or cause the parties to abandon the Proposed Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of CECO or Thermon may not approve the Proposed Transaction, the risk that the parties may not be able to satisfy the conditions to the Proposed Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Proposed Transaction, the risk that any announcements relating to the Proposed Transaction could have adverse effects on the market price of CECO’s common stock or Thermon’s common stock, the risk that the Proposed Transaction and its announcement could have an adverse effect on the ability of CECO and Thermon to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Proposed Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond CECO’s or Thermon’s control, including those detailed in CECO’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://investors.cecoenviro.com and on the SEC’s website at https://www.sec.gov, and those detailed in Thermon’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Thermon’s website at https://ir.thermon.com and on the SEC’s website at https://www.sec.gov.

4

All forward-looking statements are based on assumptions that CECO or Thermon believe to be reasonable but that may not prove to be accurate. Such forward-looking statements are based on assumptions and analyses made by CECO and Thermon in light of their perceptions of current conditions, expected future developments, and other factors that CECO and Thermon believe are appropriate under the circumstances. These statements are subject to a number of known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future performance and actual events may be materially different from those expressed or implied in the forward-looking statements. The forward-looking statements in this communication speak as of the date of this communication.

Neither CECO nor Thermon undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as the date hereof.

5